LEFT BEHIND GAMES INC. 25060 Hancock Ave., Suite 103-110, Murrieta, CA 92562 (951) 894-6597 (Main), (951) 894-6599 (Fax) www.leftbehindgames.com

September 7, 2007

Ms. Angela Halac
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Ms. Halac:

We are in receipt of your comment letter dated August 17, 2007.  The purpose of this letter is to respond to your comments.  We have addressed your comments in the same sequence that you posed your questions.

Management’s Discussion and Analysis

Results of Operations, page 19

1.
We note your general and administrative expenses comprised approximately 91% of your total costs and expenses.  In order to provide an investor with a better understanding of these expenses, revise to disclose the major underlying components and causes of variances of these components between periods presented.  See Item 303(b) of Regulation S-B for guidance.

We propose to amend our disclosure in this area as follows:

Selling, general and administrative expenses consist primarily of employee salaries and related costs, stock-based compensation to employees and consultants, advertising and public relations expenses associated with our product launch, and other general and administrative expenses.  The following table notes the principal components of our selling, general and administrative expenses in each of the fiscal years:

	Fiscal Year Ended March 31,
	2007	2006	Change
Non-cash payments to consultants	$17,435,004	$6,358,420	$11,076,584
Stock grants to employees	1,865,381	307,500	1,557,881
Advertising and public relations expenditures associated with the launch of our product	1,217,962	100,724	1,117,238
Employee salaries, including payroll taxes	1,564,411	398,965	1,165,446
Communications expense	336,559	47,004	289,555
Insurance expense	164,100	51,780	112,320
Travel and entertainment	295,510	128,736	166,774
All other general & administrative expenses	1,537,429	649,565	887,864
Total selling, general & administrative expenses	$24,416,356	$8,042,694	$16,373,662

Selling, general and administrative expenses were $24,416,356 for the fiscal year ended March 31, 2007, compared to $8,042,694 for the fiscal year ended March 31, 2006, an increase of $16,373,662 or 204%.  Selling, general and administrative expenses represented approximately 91% of our overall costs and expenses in the fiscal year ended March 31, 2007 compared to 93% in the fiscal year ended March 31, 2006.

Many of these selling, general and administrative expenses were non-cash charges since we paid many of our consultants in shares of our common stock rather than in cash. During the fiscal years ended March 31, 2007 and 2006, we recorded expenses relating to these non-cash payments to consultants, including amortization of prepaid consulting expenses, of $17,435,004 and $6,358,420, respectively. This represented an $11,076,584 increase during the year ended March 31, 2007. During the fiscal years ended March 31, 2007 and 2006, we also issued shares of common stock to our employees, valued at approximately $1,865,381 and $307,500, respectively, an increase of $1,557,881. The overall increase in non-cash charges attributable to stock-based compensation to consultants and employees was $12,634,465.

Other significant factors contributing to the increase in selling, general and administrative expenses were advertising and public relations expenditures associated with the launch of our initial product. Our advertising and marketing expenses for the fiscal year ended March 31, 2007 were $1,217,962, a $1,117,238 increase over the $100,724 in advertising and marketing expenses that we recorded for the fiscal year ended March 31, 2006.

The remainder of the increase was due to a variety of factors, including increases in salaries and related costs of $1,165,446 due to the hiring of additional employees, and increases in other general and administrative expenses due to the increase in expenditures due to the launch of our product during the third quarter of fiscal 2007.

2.	We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

•
We note that a partial definition of disclosure controls and procedures was provided.  The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

•
Your disclosures did not include the information required by Item 308(c) of Regulation S-B.  Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We propose to amend our disclosure in this area as follows:

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures; Changes in Internal Controls

We  carried  out  an  evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the  effectiveness of the design and operation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934 Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective to ensure that information  required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are also effective to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure. During the fourth fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements

Consolidated Statements of Operations, Page F-4

3.
We note your year-to-date net revenues decreased from approximately $1 million at December 31, 2006 to $768,237 at March 31, 2007.  Please tell us about the factors contributing to the decrease in your net revenues by approximately 23% in the fourth quarter of your fiscal year.

Our net revenues decreased by $238,084 during the fourth quarter of our fiscal year principally due to the recording of a $258,040 reserve to cover the anticipated impact of a markdown by our retail customers to a $9.99 price point, which we believe will be the final price point necessary to move all of the remaining inventory held by our retailers. We estimated this price concession based upon the remaining inventory levels at our distributor and retailers, an analysis of historical sell-through rates at the retailers, the performance of other games in similar genres and market conditions and demand for our products by consumers. To date, we understand that all large retailers have reduced their price point to $9.99 and consumers have responded positively to the price reduction.

As noted above, we analyzed many different criteria in determining the appropriate allowance for price concessions.  During our third fiscal quarter, we determined that the demand for our product was far below our initial expectations. Based on our market analysis and discussions with our resellers and distributors, sales to consumers did not meet expectations for a variety of reasons, including a significant controversy in the media over the game due to the theology of the Left Behind book series and mixed game reviews.  As a result, we decided to markdown the price of the game to a retail price point of $19.95, which accounted for the majority of our allowance at December 31, 2006.  During the fourth quarter of fiscal 2007, we received further market data from one of our significant sales representatives which indicated that a markdown to a price point of $9.99 would be necessary to move the remaining inventory levels at our distributors and resellers.  We believe that the market data we received during the first and second quarters since selling our product provided us with reliable estimates of necessary reserves.

Notes to Financial Statements

General

4.
In connection with the comment above, we note your revenue dilution items are deducted from your accounts receivable balance.  In order to provide an investor with a better understanding, please revise to provide a note disclosing the amounts for each component (e.g. bad debt, return reserve, etc.) underlying the accounts receivable allowance of $1,130,612.

In order to provide our investors with a better understanding of our revenue dilution items, we will provide the following significant accounting policy which describes each of the components of our accounts receivable allowance.

Allowances for Returns, Price Concessions and Doubtful Accounts

The Company may permit product returns from, or grant price concessions to, its customers under certain conditions. In general, price concessions relate to circumstances when the Company elects to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to the Company with respect to open and/or future invoices. The Company may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price concessions related to product revenue.

The Company estimates the amount of future returns and price concessions for product revenue utilizing historical experience, information regarding inventory levels and the demand and acceptance of its products by the end consumer. The following factors are used to estimate the amount of future returns and price concessions for its products: historical performance of titles in similar genres; historical performance of the Company’s brand; Company sales force and retail customer feedback; absolute quantities of on-hand retail channel inventory based on information provided by resellers and distribution partners; and the product’s  recent sell-through history based on information provided by resellers and distribution partners.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. Based upon historical experience to date, the Company believes it can make reliable estimates of product returns and price concessions. However, actual returns and price concessions could vary materially from the Company’s allowance estimates due to changes in circumstances and market conditions and assumptions. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price concessions. Adjustments to estimates are recorded in the period in which they become known.

Similarly, management must make estimates of the collectibility of its accounts receivable. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in its customers’ payment terms and their economic condition. Any significant changes in any of these criteria would affect management’s estimates in establishing its allowance for doubtful accounts.

The following table shows the components of the accounts receivable allowance at March 31, 2007:

Reserve for price concessions	$1,016,560
Reserve for uncollectible accounts	79,053
Co-op advertising	35,000
Total allowance	$ 1,130,612

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-13

5.
Based on the store policy section of your website, we note you provide purchasers with a 30-day right of return for a full refund.  We also note that you commenced sale of your products in November 2006. Considering your limited sales history and the guidance in paragraph 8 of SFAS 48, tell us how you were able to make a reasonable estimate of returns.

As noted, we do allow returns for up to 30 days for unopened games that are purchased through our on-line store. On-line store sales represented approximately $35,000 of our net revenues in the fiscal year ended March 31, 2007.  These net revenues were net of actual returns of $388, or 1% of on-line store sales, and to date, actual returns have continued at the same rate.

Likewise, returns from our retailers and distributors in the fiscal year ended March 31, 2007 were not significant. Of the $768,237 in net revenues that we recognized in the fiscal year, we received returns of $6,494, or less than 1% of overall net revenues.

We considered the guidance included in paragraph 8 of SFAS 48 and believe that our market analysis and discussions with our resellers and distributors helped us immediately identify changes in demand for our product, which we believe provided us with reasonable estimates to determine returns and price concessions.  In addition, several members of our senior management team have significant experience in the video game industry and they are familiar with the industry standards for returns reserves and price markdowns.  We believe this industry experience provided us with reasonable knowledge of timing of price markdowns and estimates of returns.

6.
Based on your policy note, it appears you recognize revenue from channel partners (i.e. resellers and distributors) in accordance with SAB 104.  Please revise your critical accounting policy to discuss the return rights of these channel partners and how you assess levels of inventory in the distribution channel.  Discuss to what extent you consider information from external sources (e.g., end-user demand, third-party market research data) to assist you in such critical estimates.  In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

We will revise our revenue recognition policy to discuss the aforementioned items as follows:

“Product Revenue: Product revenue, including sales to resellers and distributors (“channel partners”), is recognized when the above criteria are met.  We reduce product revenue for estimated future returns, price concessions, and other offerings, which may occur with our customers and channel partners.

The Company has one significant distribution partner. The arrangement with this distribution partner does not give it the right to cancel firm orders or the right to return unsold inventory held by it.  However, the Company will accept returns from its distribution partner for defective products or returns received by the distribution partner from its customers.  To date, excluding the returns associated with the conclusion of a 90-day shelf space purchase by the distributor at a major retailer, product returns have not been significant.  The Company did not record any net revenue related to the 90-day shelf space purchase.  The Company’s resellers are generally allowed unlimited rights of return for defective products or returns received by the resellers from their customers.  To date, product returns have not been significant.

The Company estimates the amount of future returns and price concessions for product revenue utilizing historical experience, information regarding inventory levels and the demand and acceptance of its products by the end consumer.  The following factors are used to estimate the amount of future returns and price concessions for its products: historical performance of titles in similar genres; historical performance of the Company’s brand; Company sales force and retail customer feedback; absolute quantities of on-hand retail channel inventory based on information provided by the Company’s resellers and distribution partners; and the product’s recent sell-through history based on information provided by the Company’s resellers and distribution partners.  Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period.  Based upon historical experience to date, the Company believes it can make reliable estimates of product returns and price concessions.  However, actual returns and price concessions could vary materially from the Company’s allowance estimates due to changes in circumstances and market conditions and assumptions.”

We do not have any sales made to customers where such sales are as a result of incentives or in excess of the customer’s ordinary course of business.

We also acknowledge:

1.	That we are responsible for the adequacy and accuracy of the disclosures in our filings;

2.	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respects to our filings: and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us at 951-894-6597, extension 361 should you wish to discuss any of our responses.  We will wait to incorporate our proposed new language into an amended filing until we hear back from you.

Sincerely,

/s/ James B. Frakes

James B. Frakes
Chief Financial Officer
Left Behind Games Inc.